August 30, 2017

Angela Mokodean

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Phone: (202) 551-5490

Re:	Highland Floating Rate Opportunities Fund II
Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A
File Nos. 333-219103 and 811-23268

Dear Ms. Mokodean:

On August 29, 2017, you provided comments on the registration statement on Form N-1A, filed on August 25, 2017 for Highland Floating Rate Opportunities Fund II (the “Fund”). We have reviewed your comments to the registration statement and provide our responses below. The Fund represents that the response to comment number one below will be reflected in an updated SAI filed pursuant to Rule 497 under the Securities Act of 1933 following effectiveness of the Registration Statement and that the responses to comments two and three will be reflected in the next filing the Fund makes pursuant to Rule 485. All capitalized terms not otherwise defined in this letter have the meanings given to them in the registration statement.

STATEMENT OF ADDITIONAL INFORMATION

1.	Comment: Page 28 of the Statement of Additional Information states “The percentage limitations in the restriction listed above apply at the time of purchases of securities and a later increase or decrease in percentage resulting from a change in value of net assets, or in any ratings, will not be deemed to result in a violation of the restriction.” Please revise this statement to make clear that the 33 1/3% limit on borrowing is applied on a continual basis and not only at the time of purchase. See Section 18(f)(1) of the Investment Company Act (the “Act”).

Response: The Fund will revise the noted sentence to state:

“The percentage limitations in the restriction listed above apply at the time of purchases of securities and a later increase or decrease in percentage resulting from a change in value of net assets, or in any ratings, will not be deemed to result in a violation of the restriction, except that the limit on borrowing described herein is applied on a continual basis.”

PART C

2.	Comment: Please revise the response to Item 28(c) to reflect that the sections described are from the Registrant’s Amended and Restated Agreement and Declaration of Trust.

Response: The requested change will be reflected in the Registrant’s next filing pursuant to Rule 485.

3.	Comment: Please revise the response to Item 28(i) to reflect that the opinion of legal counsel was filed with Pre-Effective Amendment 2 to the Registration Statement.

Response: The Registrant will make the requested revision in its next filing pursuant to Rule 485.

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Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-4636 or Jessica.Reece@ropesgray.com.

Very truly yours,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer

Brian D. McCabe, Ropes & Gray LLP